Exhibit 1

Transactions in Securities of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Nature of the Transaction	Securities Purchased	Price Per Security($)	Date of Purchase

IRENIC CAPITAL MANAGEMENT LP

Purchase of Common Stock	25,000	8.9771	02/27/2026
Purchase of Common Stock	20,000	8.9900	02/27/2026